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                                                               EXHIBIT (a)(1)(H)

PATRICK J. HAVERON, CPA
EXECUTIVE VICE PRESIDENT - CHIEF EXECUTIVE OFFICER
PRESERVER GROUP, INC.
95 ROUTE 17 SOUTH
PARAMUS, NJ 07653
201-291-2112
E-MAIL: phaveron@preserver.com

                 PRESERVER GROUP ANNOUNCES SELF TENDER OFFER TO
                PURCHASE OUTSTANDING PUBLIC SHARES AT $7.75 EACH;
         EXECUTIVE COMMITTEE TO RETAIN SHARES AND COMPANY TO GO PRIVATE

         PARAMUS, NEW JERSEY, December 18, 2001 - Preserver Group, Inc. (NASDAQ: PRES) ("Company") today announced that it intends to make a cash tender offer for all the publicly held shares of Preserver Group Common Stock at a price of $7.75 per share. The offer is conditioned upon at least 676,140 shares of Common Stock being tendered and other customary closing conditions.

         The Company said that it believes the public trading market for the Shares has not and will not recognize the proper value of the Company's shares for the following reasons: 1) the Company's capitalization is significantly smaller than its peers in the property casualty insurance industry; 2) the Company's relative exposure to New Jersey private passenger automobile insurance is difficult to understand and thus disproportionately discounted; 3) the Company's successful diversification efforts in the past three years have subsequently not been fairly recognized and valued; and 4) the current concentration of ownership by the Executive Committee of the Company in combination with the small number of shares available has created an excessive discount to tangible book value. As a result, the Shares rarely trade and when they do trade, have traded at a significant discount to the Shares book value for an extended period of time, with no change in this circumstance appearing likely in the future.

         The Executive Committee of the Company has told the Board of Directors that they have no plans to sell their shares. Thus, the Company is proposing to tender for all of the shares, other than the Company's Executive Committee, to provide those shareholders with a liquidity opportunity not provided by the current public market at a significant premium to the current market price and to save the Company the expense of being publicly held and enable it to focus on growing and diversifying its insurance operations.

         Approximately 1,101,017 shares of Preserver Group Common Stock are owned by the public. The Executive Committee of the Preserver Board of Directors consists of Messrs. William E. Lobeck,, Jr., Archer McWhorter and Alvin E. Swanner and they currently own the remaining 1,023,370 shares representing approximately 48 percent of the outstanding shares of Common Stock of the Company which they will not tender into the tender offer. The funding of the transaction of up to approximately $8.53 million is being advanced to the Company by Messrs. Archer McWhorter and Swanner on an interest free basis. Upon completion of the tender offer, the Executive Committee would be expected to own 80% or more of the Company's capital stock.

         Any shares of Preserver Group Common Stock held by the public not purchased in the tender offer would be acquired by an affiliate of the Executive Committee in a subsequent merger transaction at the same $7.75 per share cash price. As a result of the closing of this transaction, the Company would be expected to have fewer than 300 shareholders and would go private, delisting itself off the NASDAQ National Market. There would not be any changes expected to be made to the Company's capital structure at the completion of the transaction as Messrs. McWhorter and Swanner's funding of the transaction would be converted into Company capital stock and the Company's management team would continue to remain in place.

         An independent committee of independent directors of the Company Board reviewed and recommended approval of the offer by the full board of directors. Preserver Group Board members, George P. Farley, Robert S. Fried and Malcolm Galatin serve as the independent committee.

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         The independent committee's recommendation and the board's approval are based on a number of factors, including the opinion of Cochran, Caronia & Co., the financial advisor to the independent committee, that the $7.75 per share consideration is fair from a financial point of view to Preserver Group public shareholders. The independent committee's legal advisor for the transaction is Sills Cummis Radin Tischman Epstein & Gross of Newark, New Jersey.

         The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Preserver Group shareholders.

         Investors and shareholders are strongly advised to read both the tender offer statements and the solicitation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information about the Company's present and future operations. The tender offer statement will be filed by the Company with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Preserver Group, Inc. at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Preserver Group Investor Relations at 201-291-2112 or sharesv@preserver.com.

         The Preserver Insurance Group consists of Preserver Insurance Company, which writes small commercial and homeowners insurance presently in New Jersey, and Mountain Valley Indemnity Company, which writes small and mid-sized commercial insurance presently in New England and New York. The Preserver Insurance Group is rated B++ (Very Good) by A.M. Best Company. American Colonial Insurance Company plans to commence operations in New York in 2002, writing commercial lines in tandem with Mountain Valley.

         Motor Club of America Insurance Company writes personal automobile insurance in New Jersey and is rated B (Fair) by A.M. Best. North East Insurance Company writes personal automobile and small commercial lines insurance in the State of Maine and is rated B (Fair) by A.M. Best.

FORWARD-LOOKING STATEMENT DISCLAIMER. This press release contains statements that are not historical facts and are considered "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995), which can be identified by terms such as "believes", expects", "may", "will", "should", "anticipates", the negatives thereof, or by discussions of strategy. Certain statements are forward-looking statements that involve risks, uncertainties, opinions and predictions, and no assurance can be given that the future results will be achieved since events or results may differ materially as a result of risks facing the Company. These include, but are not limited to, the cyclical nature of the property casualty insurance industry, the impact of competition, product demand and pricing, claims development and the process of estimating reserves, the level of the Company's retentions, catastrophe and storm losses, legislative and regulatory developments, changes in the ratings assigned to the Company by rating agencies, investment results, availability of reinsurance (particularly with regard to terrorism exposures), availability of dividends from our insurance company subsidiaries, investing substantial amounts in our information systems and technology, the ability of our reinsurers to pay reinsurance recoverables owed to us, our entry into new markets, our acquisition of North East Insurance Company on September 24, 1999, our acquisition of Mountain Valley on March 1, 2000, our successful integration of these acquisitions, potential future tax liabilities related to an insolvent subsidiary and state regulatory and legislative actions which can affect the profitability of certain lines of business and impede our ability to charge adequate rates, the issuer self-tender offer announced herein and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

            THIS NEWS RELEASE IS ALSO AVAILABLE AT www.preserver.com

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